ANGEL FUNDING



EXPRESS INTEREST IN | Offering: Reservation

Live Not By Lies

$9,300

Expressed Interest*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

OVERVIEW

OVERVIEW

Overview

1. *Live Not By Lies* by Rod Dreher is a New York Times Bestseller that has sold more than 200,000 copies.
2. The best-selling book has enthusiastic supporters among some of the most influential voices in the media.
3. This is a challenging and inspiring examination of the rise of soft-totalitarianism in our society and the call for people of faith to lead the charge in standing up against oppression.
4. Angel Studios is partnering with Rod Dreher and the filmmaking team to create a multi-part documentary series that will adapt and expand on the topics and stories covered in the best selling book.
5. You can join in this movement and help share the timely message of this book by expressing interest in the docuseries adaptation of the book. If we gain enough interest, we plan to go to the crowd to raise funds for the production.

The battle for truth has just begun.

The survivors of Soviet Communism have a warning for us: The seeds of totalitarianism are sprouting in our society today. *Live Not By Lies*, based on the bestselling book of the same name, is a docuseries giving voice to the living survivors of the USSR and their fears about our future. It will be a cinematic, moving, and educational series that encourages hope and inspiration amidst our contemporary struggles. This episodic documentary will follow *Live Not By Lies* author Rod Dreher to Europe and beyond, where he'll walk us through the streets of 20th century Soviet terror and interview the men and women who survived the deadliest century the world has ever known. We will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.


TRUTH
LIVE NOT BY LIES!
"THE LINE SEPARATING GOOD AND EVIL PASSES NOT THROUGH STATES, NOR BETWEEN CLASSES, NOR BETWEEN POLITICAL PARTIES EITHER-BUT RIGHT THROUGH EVERY HUMAN HEART..."
- ALEXANDER SOLZHENITSYN
ANGEL STUDIOS

$9,300

Expressed Interest*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

What Will This Series Be Like?

Many times when people hear the alarm, they dismiss it: "The Soviet dystopian nightmare will never happen here," they say. But this is because they imagine *1984* by George Orwell: gulags, secret police and firing squads. What they fail to recognize is that soft-totalitarianism, the brand put forth in the classic novel *Brave New World*, is already prevalent today. It takes the form of small lies that we are forced to agree with in order to get along in mainstream society. It has even seeped into our churches and begun to erode our faith.

We believe this documentary is critically important for our times . As we listen to the stories of those who have experienced totalitarianism firsthand, we will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.

Other Projects Team Members Have Worked On

NO FREE LUNCH (2023) - National Review Online

THE BABYLON BEE LIVE! (2023) - Babylon Bee

RIGHT MAKES MIGHT: THE LINCOLN DOUGLAS DEBATES (2021) - FoxNation

ROLLERS (2021) - Level 33 Entertainment

NO SAFE SPACES (2019) - Salem Media

NEVER GOIN BACK (2018) - A24

DAYVEON (2017) - FilmRise, Netflix

HUNTER GATHERER (2016) - The Orchard

PRAGERU (2011-2012)



TRUTH
LIVE NOT BY LIES!
A CINEMATIC, MOVING, AND EDUCATIONAL SERIES THAT ENCOURAGES HOPE AND INSPIRATION AMIDST OUR CONTEMPORARY STRUGGLES.
ANGEL

Rod Dreher

Author | Executive Producer

Rod Dreher is the bestselling author of five books, including *Live Not By Lies* and *The Benedict Option*, both of which have been translated into over ten languages. He has written and edited for the *New York Post*, *The Dallas Morning News*, and *The American Conservative*, among others. He is currently contributing to his popular daily substack "Rod Dreher's Diary," and writing about politics, culture, and foreign affairs for *The European Conservative*. Dreher is also a visiting fellow at The Danube Institute, a think tank in Budapest, where he lives.

Isaiah Smallman

Director

Isaiah is an accomplished producer, writer, and director with films that have played major festivals such as Sundance (*Dayveon* in 2017 and *Never Goin Back* in 2018), SXSW (*Hunter Gatherer* in 2016), Tribeca and Berlin and sold to distributors like Netflix, Amazon, and A24. In 2021, Isaiah sold *Rollers*, his first feature as a director, to Level 33 Entertainment. He is currently finishing post production on a feature documentary about his experiences growing up as a missionary kid in a struggling neighborhood of west Baltimore called Sandtown.

RJ Moeller

Producer

With a background in journalism, academic research, and developing sought-after IP based on historical narratives, RJ is an entrepreneurial producer with an eye for great material and a track record bringing important stories to life. RJ produced the documentary *No Safe Spaces*, which was one of 2019's highest grossing docs of the year and has previously produced live events which have sold over 750,000 tickets. He has also managed Social Media & PR for A-list talent and well-known cultural personalities including Dennis Prager. He previously set up the *Dodge Brothers* scripted series with Alcon Entertainment attached to finance and produce, about the birth of the auto industry in Detroit. He also recently sold a sitcom to ABC about

the birth of the auto industry in Detroit. He also recently sold a sitcom to ABC about SEC Football personality Paul Finebaum. He produced the Babylon Bee's first-ever live comedy event in Dallas in 2023, produced the digital series on free market economics "No Free Lunch" for *National Review* and recently wrapped production on a feature documentary for *Blaze Media*.

Making a well-produced, multi-episode docuseries requires hundreds of collaborators, creators, expert editors, and top talent. That's why *Live Not By Lies* and Root/Cause – a production company with a broad background in film, TV, live events, PR, journalism, and more – entered into an agreement with Angel Studios to be their distribution partner.

Angel has a track record of working outside of traditional studio paths so the filmmakers of Live Not By Lies won't have to compromise their vision or surrender creative control to industry trends.



Angel Studios is a film studio platform that helps creators come together with viewers to create high-quality TV and film. Producers like us use the Angel Studios platform to pitch TV content to you, and then you—the audience—choose which projects qualify to be potentially distributed by Angel Studios. Additionally, the audience can invest in a project through Angel Funding (Angel Studios' affiliated crowdfunding portal) and, if the project is successful, share in some of the returns of that project.* Other creators using this model have shown that, when projects are done right, they can reach millions of people.** That includes productions like *The Chosen*, which has commenced paying a 120% distribution of their investors' original investment.***

* There is no guarantee that Live Not By Lies will be profitable or that an investment in Live Not By Lies will result in a return of your investment. Any such investment is subject to significant risk, including the risk of loss of your entire investment. You should not invest more than you can afford to lose.

** Viewership of a production does not guarantee the commercial success or profitability of the production or the company creating it.

*** The entity and team that created The Chosen are different to those creating Live Not By Lies, and the success of The Chosen is not indicative of the success of Live Not By Lies. Not all creators that have partnered with Angel Studios and Angel Funding have issued a return to their investors.

Help

ANGEL FUNDING


They're beginning to forget
about the victims of communism,
LEE EDWARDS
Victims of Communism Memorial Foundation

EXPRESS INTEREST IN | Offering: Reservation

Live Not By Lies

$950

Expressed Interest*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

OVERVIEW

OVERVIEW

Overview

1. *Live Not By Lies* by Rob Dreher is a New York Times Bestseller that has sold more than 200,000 copies.
2. The best-selling book has enthusiastic supporters among some of the most influential voices in the media.
3. This is a challenging and inspiring examination of the rise of soft-totalitarianism in our society and the call for people of faith to lead the charge in standing up against oppression.
4. Angel Studios is partnering with Rod Dreher and the filmmaking team to create a multi-part documentary series that will adapt and expand on the topics and stories covered in the best selling book.
5. You can join in this movement and help share the timely message of this book by expressing interest in the docuseries adaptation of the book. If we gain enough interest, we plan to go to the crowd to raise funds for the production.

The battle for truth has just begun.

The survivors of Soviet Communism have a warning for us: The seeds of totalitarianism are sprouting in our society today. *Live Not By Lies*, based on the bestselling book of the same name, is a docuseries giving voice to the living survivors of the USSR and their fears about our future. It will be a cinematic, moving, and educational series that encourages hope and inspiration amidst our contemporary struggles. This episodic documentary will follow *Live Not By Lies* author Rod Dreher to Europe and beyond, where he'll walk us through the streets of 20th century Soviet terror and interview the men and women who survived the deadliest century the world has ever known. We will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.


TRUTH
LIVE NOT BY LIES!
"THE LINE SEPARATING GOOD AND EVIL PASSES NOT THROUGH STATES, NOR BETWEEN CLASSES, NOR BETWEEN POLITICAL PARTIES EITHER-BUT RIGHT THROUGH EVERY HUMAN HEART..."
- ALEXANDER SOLZHENITSYN
ANGEL STUDIOS

What Will This Series Be Like?

Many times when people hear the alarm, they dismiss it: "The Soviet dystopian nightmare will never

$950

Expressed Interest*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. The expressed interest amount is a combination of the amount expressed by Angel Guild members who approved the project and individuals who have expressed interest through this page.

happen here," they say. But this is because they imagine *1984* by George Orwell: gulags, secret police and firing squads. What they fail to recognize is that soft-totalitarianism, the brand put forth in the classic novel *Brave New World*, is already prevalent today. It takes the form of small lies that we are forced to agree with in order to get along in mainstream society. It has even seeped into our churches and begun to erode our faith.

We believe this documentary is critically important for our times . As we listen to the stories of those who have experienced totalitarianism firsthand, we will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.

Other Projects Team Members Have Worked On

NO FREE LUNCH (2023) - National Review Online

THE BABYLON BEE LIVE! (2023) - Babylon Bee

RIGHT MAKES MIGHT: THE LINCOLN DOUGLAS DEBATES (2021) - FoxNation

ROLLERS (2021) - Level 33 Entertainment

NO SAFE SPACES (2019) - Salem Media

NEVER GOIN BACK (2018) - A24

DAYVEON (2017) - FilmRise, Netflix

HUNTER GATHERER (2016) - The Orchard

PRAGERU (2011-2012)


TRUTH
LIVE NOT BY LIES!
A CINEMATIC, MOVING, AND EDUCATIONAL SERIES THAT ENCOURAGES HOPE AND INSPIRATION AMIDST OUR CONTEMPORARY STRUGGLES.
ANGEL



Rod Dreher

Author | Executive Producer

Rod Dreher is the bestselling author of five books, including *Live Not By Lies* and *The Benedict Option*, both of which have been translated into over ten languages. He has written and edited for the *New York Post*, *The Dallas Morning News*, and *The American Conservative*, among others. He is currently contributing to his popular daily substack "Rod Dreher's Diary," and writing about politics, culture, and foreign affairs for *The European Conservative*. Dreher is also a visiting fellow at The Danube Institute, a think tank in Budapest, where he lives.



Isaiah Smallman

Director

Isaiah is an accomplished producer, writer, and director with films that have played major festivals such as Sundance (*Dayveon* in 2017 and *Never Goin Back* in 2018), SXSW (*Hunter Gatherer* in 2016), Tribeca and Berlin and sold to distributors like Netflix, Amazon, and A24. In 2021, Isaiah sold *Rollers*, his first feature as a director, to Level 33 Entertainment. He is currently finishing post production on a feature documentary about his experiences growing up as a missionary kid in a struggling neighborhood of west Baltimore called Sandtown.



RJ Moeller

Producer

With a background in journalism, academic research, and developing sought-after IP based on historical narratives, RJ is an entrepreneurial producer with an eye for great material and a track record bringing important stories to life. RJ produced the documentary *No Safe Spaces*, which was one of 2019's highest grossing docs of the year and has previously produced live events which have sold over 750,000 tickets. He has also managed Social Media & PR for A-list talent and well-known cultural personalities including Dennis Prager. He previously set up the *Dodge Brothers* scripted series with Alcon Entertainment attached to finance and produce, about the birth of the auto industry in Detroit. He also recently sold a sitcom to ABC about SEC Football personality Paul Finebaum. He produced the Babylon Bee's first-ever live comedy event in Dallas in 2023, produced the digital series on free market economics "No Free Lunch" for *National Review* and recently wrapped production on a feature documentary for *Blaze Media*.

Making a well-produced, multi-episode docuseries requires hundreds of collaborators, creators, expert

Making a well-produced, multi-episode docuseries requires hundreds of collaborators, creators, expert editors, and top talent. That's why *Live Not By Lies* and Root/Cause – a production company with a broad background in film, TV, live events, PR, journalism, and more – entered into an agreement with Angel Studios to be their distribution partner.

Angel has a track record of working outside of traditional studio paths so the filmmakers of Live Not By Lies won't have to compromise their vision or surrender creative control to industry trends.



Angel Studios is a film studio platform that helps creators come together with viewers to create high-quality TV and film. Producers like us use the Angel Studios platform to pitch TV content to you, and then you—the audience—choose which projects qualify to be potentially distributed by Angel Studios. Additionally, the audience can invest in a project through Angel Funding (Angel Studios' affiliated crowdfunding portal) and, if the project is successful, share in some of the returns of that project.* Other creators using this model have shown that, when projects are done right, they can reach millions of people.** That includes productions like *The Chosen*, which has commenced paying a 120% distribution of their investors' original investment.***

There is no guarantee that Live Not By Lies will be profitable or that an investment in Live Not By Lies will result in a return of your investment. Any such investment is subject to significant risk, including the risk of loss of your entire investment. You should not invest more than you can afford to lose.

*** Viewership of a production does not guarantee the commercial success or profitability of the production or the company creating it.*

**** The entity and team that created The Chosen are different to those creating Live Not By Lies, and the success of The Chosen is not indicative of the success of Live Not By Lies. Not all creators that have partnered with Angel Studios and Angel Funding have issued a return to their investors.*